Exhibit 99.1

Melco Announces Unaudited Second Quarter 2022 Earnings

MACAU, Aug. 18, 2022 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2022.

Total operating revenues for the second quarter of 2022 were US$296.1 million, representing a decrease of approximately 48% from US$566.4 million for the comparable period in 2021. The decrease in total operating revenues was primarily attributable to heightened border restrictions in Macau and mainland China related to COVID-19, which led to softer performance in the rolling chip and mass market table games segments.

Operating loss for the second quarter of 2022 was US$209.2 million, compared with operating loss of US$128.1 million in the second quarter of 2021.

Melco generated negative Adjusted Property EBITDA(1) of US$13.8 million in the second quarter of 2022, compared with Adjusted Property EBITDA of US$79.1 million in the second quarter of 2021.

Net loss attributable to Melco Resorts & Entertainment Limited for the second quarter of 2022 was US$251.5 million, or US$0.53 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$185.7 million, or US$0.39 per ADS, in the second quarter of 2021. The net loss attributable to noncontrolling interests was US$43.2 million and US$34.8 million during the second quarters of 2022 and 2021, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “It goes without saying that our results for the second quarter of 2022 were heavily impacted by the COVID-19 pandemic and the restrictions imposed across mainland China and Macau. Throughout the pandemic, ensuring the health and safety of our Colleagues has been very important, and these continued to be our highest priority through the recent outbreak in Macau.

“We very much appreciate the Macau government’s expeditious handling and publication of the amendments to the gaming law in June, and the publication of the regulations for the new concession tender. The amended gaming law and the tender regulations provide clear direction for the remainder of the year and set a foundation for a smooth transition to the new concessions. We are committed to Macau, and aligned with the Macau government’s vision to further develop Macau and diversify its economy.

“In contrast to the challenges we have been facing in Macau, our businesses in the Philippines and Cyprus have been improving with volumes gradually recovering toward pre-COVID levels. City of Dreams Manila has been operating at 100% capacity since March 1, 2022 and saw a fairly quick recovery in domestic business. International visitation continues to ramp up, and we expect to see further growth as more of the travel restrictions around Asia are lifted and travel returns to normal. Cyprus also saw a pick-up in volumes and profitability with a relaxation in COVID-19 related restrictions.

“The construction of Studio City Phase 2 is progressing well. We will be monitoring the markets closely to determine the appropriate time to open and currently anticipate phasing the opening beginning in the second quarter of 2023. In Cyprus, the City of Dreams Mediterranean project has experienced delays due to some difficulties that we have encountered with our contractors. At this point in time, we expect to open in early second quarter 2023, subject to regulatory approvals. However, this remains a fluid situation and we continue to look at ways to expedite the progress.

“Lastly, we remain steadfast in our efforts in environmental sustainability with a focus on energy and waste reduction. Melco’s 2021 Sustainability Report has been released, with new ambitious environmental Group targets included to align with our overarching 2030 goals. We are undergoing climate risk assessments under the Task Force on Climate-related Financial Disclosure (TCFD) guidelines to identify climate-related financial risks and opportunities, and have been actively working to gain a deeper understanding of these emissions and continue to refine our calculation methodology.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2022, total operating revenues at City of Dreams were US$97.3 million, compared to US$347.6 million in the second quarter of 2021. City of Dreams generated negative Adjusted EBITDA of US$28.5 million in the second quarter of 2022, compared with Adjusted EBITDA of US$79.5 million in the second quarter of 2021. The year-over-year decline in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$748.1 million for the second quarter of 2022 versus US$4.55 billion in the second quarter of 2021. The rolling chip win rate was 2.57% in the second quarter of 2022 versus 2.74% in the second quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$209.1 million in the second quarter of 2022, compared with US$806.8 million in the second quarter of 2021. The mass market table games hold percentage was 33.0% in the second quarter of 2022, compared to 32.4% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$217.1 million, compared with US$494.9 million in the second quarter of 2021. The gaming machine win rate was 2.7% in the second quarter of 2022 versus 3.0% in the second quarter of 2021.

Total non-gaming revenue at City of Dreams in the second quarter of 2022 was US$24.3 million, compared with US$52.2 million in the second quarter of 2021.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2022, total operating revenues at Altira Macau were US$7.2 million, compared to US$18.3 million in the second quarter of 2021. Altira Macau generated negative Adjusted EBITDA of US$11.3 million in the second quarter of 2022, compared with negative Adjusted EBITDA of US$17.3 million in the second quarter of 2021.

In the second quarter of 2021, rolling chip volume was US$857.3 million and the rolling chip win rate was 1.62%. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$29.3 million in the second quarter of 2022 versus US$43.7 million in the second quarter of 2021. The mass market table games hold percentage was 17.5% in the second quarter of 2022, compared with 26.9% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$41.5 million, compared with US$50.2 million in the second quarter of 2021. The gaming machine win rate was 4.2% in the second quarter of 2022 versus 4.1% in the second quarter of 2021.

Total non-gaming revenue at Altira Macau in the second quarter of 2022 was US$1.9 million, compared with US$3.0 million in the second quarter of 2021.

Mocha and Other Second Quarter Results

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino.

Total operating revenues from Mocha and Other were US$17.0 million in the second quarter of 2022, compared to US$24.1 million in the second quarter of 2021. Mocha and Other generated Adjusted EBITDA of US$2.5 million in the second quarter of 2022, compared with Adjusted EBITDA of US$5.6 million in the second quarter of 2021.

Mass market table games drop was US$0.4 million in the second quarter of 2022 which reflects the inclusion of the Grand Dragon Casino under the Mocha and Other segment with effect from June 27, 2022, and the mass market table games hold percentage was 26.9% for the second quarter of 2022.

Gaming machine handle for the second quarter of 2022 was US$406.8 million, compared with US$551.8 million in the second quarter of 2021. The gaming machine win rate was 4.2% in the second quarter of 2022 versus 4.4% in the second quarter of 2021.

Studio City Second Quarter Results

For the quarter ended June 30, 2022, total operating revenues at Studio City were US$35.9 million, compared to US$104.5 million in the second quarter of 2021. Studio City generated negative Adjusted EBITDA of US$31.1 million in the second quarter of 2022, compared with negative Adjusted EBITDA of US$1.2 million in the second quarter of 2021. The year-over-year decline in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and non-gaming operations.

Studio City’s rolling chip volume was US$104.1 million in the second quarter of 2022 versus US$386.1 million in the second quarter of 2021. The rolling chip win rate was 5.33% in the second quarter of 2022 versus 4.01% in the second quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$93.2 million in the second quarter of 2022, compared with US$319.7 million in the second quarter of 2021. The mass market table games hold percentage was 25.7% in the second quarter of 2022, compared to 25.8% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$201.7 million, compared with US$299.4 million in the second quarter of 2021. The gaming machine win rate was 2.5% in the second quarter of 2022, compared to 2.7% in the second quarter of 2021.

Total non-gaming revenue at Studio City in the second quarter of 2022 was US$8.3 million, compared with US$22.0 million in the second quarter of 2021.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2022, total operating revenues at City of Dreams Manila were US$111.7 million, compared to US$52.7 million in the second quarter of 2021. City of Dreams Manila generated Adjusted EBITDA of US$49.0 million in the second quarter of 2022, compared with Adjusted EBITDA of US$13.3 million in the comparable period of 2021. The year-over-year improvement in Adjusted EBITDA was primarily a result of the relaxation of COVID-19 related restrictions in Manila while the casino was closed for all of April 2021 due to government mandated restrictions.

City of Dreams Manila’s rolling chip volume was US$771.3 million in the second quarter of 2022 versus US$271.7 million in the second quarter of 2021. The rolling chip win rate was 2.95% in the second quarter of 2022 versus 5.37% in the second quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$178.4 million in the second quarter of 2022, compared with US$69.3 million in the second quarter of 2021. The mass market table games hold percentage was 29.0% in the second quarter of 2022, compared to 30.2% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$925.6 million, compared with US$401.0 million in the second quarter of 2021. The gaming machine win rate was 5.3% in the second quarter of 2022 versus 5.5% in the second quarter of 2021.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2022 was US$27.3 million, compared with US$6.9 million in the second quarter of 2021.

Cyprus Operations Second Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

Total operating revenues at Cyprus Casinos for the quarter ended June 30, 2022 was US$21.7 million, compared to US$10.0 million in the second quarter of 2021. Cyprus Casinos generated Adjusted EBITDA of US$5.6 million in the second quarter of 2022, compared with negative Adjusted EBITDA of US$0.8 million in the second quarter of 2021. The year-over-year increase in Adjusted EBITDA was primarily a result of the relaxation in COVID-19 related restrictions in Cyprus while casinos were temporarily closed for 1.5 months during the second quarter of 2021 due to government mandated restrictions.

Rolling chip volume was US$0.1 million in the second quarter of 2022, compared with US$1.5 million in the second quarter of 2021. The rolling chip win rate was negative 6.12% in the second quarter of 2022, compared to negative 4.40% in the second quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$31.4 million in the second quarter of 2022, compared with US$14.4 million in the second quarter of 2021. The mass market table games hold percentage was 19.5% in the second quarter of 2022, compared to 15.6% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$315.9 million, compared with US$161.0 million in the second quarter of 2021. The gaming machine win rate was 5.0% in the second quarter of 2022 versus 4.9% in the second quarter of 2021.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2022 were US$84.9 million, which mainly included interest expenses of US$91.2 million, net of amounts capitalized, partially offset by interest income of US$7.2 million.

Depreciation and amortization costs of US$136.7 million were recorded in the second quarter of 2022, of which US$12.8 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended June 30, 2022 referred to above is US$9.1 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated August 18, 2022 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2022 aggregated to US$1.65 billion, including US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.33 billion at the end of the second quarter of 2022.

Available liquidity, including cash and undrawn revolving credit facilities, as of June 30, 2022, was US$2.8 billion. On August 16, 2022, MCO Nominee One Limited (the “Borrower”), a subsidiary of the Company, received confirmation that the majority of lenders of the Borrower’s credit facilities agreement dated April 29, 2020, (the “2020 Credit Facilities Agreement”) have consented and agreed to a waiver extension of the financial condition covenants contained therein, being the interest cover ratio (the ratio of consolidated EBITDA to consolidated net finance charges), the senior leverage ratio (the ratio of consolidated total debt to consolidated EBITDA) and the total leverage ratio (the ratio of consolidated total debt to consolidated EBITDA). The existing waiver remains valid in respect of the relevant periods ending on the December 31, 2022 test date, and the waiver extension granted extends that waiver for all relevant periods to and including the March 31, 2024 test date. The Borrower has paid a customary fee to all consenting lenders in relation to such consent and such consent has become effective upon receipt of the consent fee by the facility agent.

Approximately 1.7 million ADSs were repurchased in the second quarter of 2022, for a total consideration of approximately US$8 million.

Capital expenditures for the second quarter of 2022 were US$167.7 million, which primarily related to the construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

Recent Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the third quarter of 2022.

In Macau, our operations remain significantly impacted by travel restrictions and quarantine requirements. On June 23, 2022, the Macau government issued a closure order for entertainment venues which did not include casinos. Effective from July 11, 2022, the Macau government issued a further order whereby from July 11 until July 18, 2022 all entities performing industrial and commercial activities, including gaming activities, were required to suspend operation, except for those in categories of activity deemed essential to the community and to the day-to-day lives of the members of the public. These restrictions were further extended until July 23, 2022 and our casinos were closed for a total of 12 days. From July 23, 2022, we were able to resume our operations, subject to strict health and pandemic prevention requirements. From August 2, 2022, all restrictions were lifted, subject to certain guidelines set by Macau’s Center for Disease Control and Prevention. The validity of nucleic acid tests to enter Macau vary from time to time and is currently set at 48 hours for entry from Zhuhai, and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they are eligible and have been approved for an exemption.

As of May 30, 2022, restrictions for inbound travelers into the Philippines have been eased and negative RT-PCR test results are no longer required for those people that are fully vaccinated. Furthermore, in Cyprus, as of June 1, 2022, passengers travelling to Cyprus are not required to present any sort of vaccination or recovery certificate, nor a negative COVID-19 test result. Although travel restrictions have eased in the Philippines and Cyprus, COVID-19 cases have been increasing in recent weeks, and the respective governments are closely observing the situation.

Uncertainty around COVID-19 outbreaks is expected to continue for at least the remainder of 2022 with travel bans or restrictions, visa restrictions and quarantine requirements being key factors impacting 2022 performance.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2022 financial results on Thursday, August 18, 2022 at 8:30 a.m. Eastern Time (or 8:30 p.m. Hong Kong Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://register.vevent.com/register/BIba35f43f96fa4d58b49f5f4f6a43bce7

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government and our ability to obtain a new concession under the public tender to be conducted by the Macau government and the terms and conditions of a new concession, if we are granted one, (iii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating revenues:
Casino	$231,893	$478,638	$626,968	$912,434
Rooms	26,792	39,727	63,301	79,407
Food and beverage	19,937	25,444	44,265	51,495
Entertainment, retail and other	17,485	22,631	36,518	42,026

Total operating revenues	296,107	566,440	771,052	1,085,362

Operating costs and expenses:
Casino	(204,403)	(369,826)	(511,786)	(736,755)
Rooms	(11,230)	(12,839)	(24,194)	(25,678)
Food and beverage	(19,991)	(23,686)	(43,812)	(47,808)
Entertainment, retail and other	(5,703)	(8,294)	(11,691)	(15,998)
General and administrative	(102,441)	(106,230)	(203,664)	(214,390)
Payments to the Philippine Parties	(11,246)	(6,468)	(18,461)	(17,093)
Pre-opening costs	(3,247)	(1,127)	(5,602)	(2,124)
Development costs	—	(3,812)	—	(7,331)
Amortization of gaming subconcession	(12,834)	(14,341)	(27,088)	(28,683)
Amortization of land use rights	(5,655)	(5,717)	(11,337)	(11,434)
Depreciation and amortization	(118,237)	(126,889)	(239,593)	(247,929)
Property charges and other	(10,298)	(15,268)	(18,899)	(20,992)

Total operating costs and expenses	(505,285)	(694,497)	(1,116,127)	(1,376,215)

Operating loss	(209,178)	(128,057)	(345,075)	(290,853)

Non-operating income (expenses):
Interest income	7,221	1,556	8,211	3,581
Interest expenses, net of amounts capitalized	(91,221)	(87,067)	(178,308)	(177,709)
Other financing costs	(2,341)	(3,993)	(3,684)	(6,480)
Foreign exchange gains (losses), net	584	(3,590)	3,362	1,609
Other income, net	880	958	1,568	1,631
Loss on extinguishment of debt	—	—	—	(28,817)

Total non-operating expenses, net	(84,877)	(92,136)	(168,851)	(206,185)

Loss before income tax	(294,055)	(220,193)	(513,926)	(497,038)
Income tax expense	(617)	(327)	(2,590)	(991)

Net loss	(294,672)	(220,520)	(516,516)	(498,029)
Net loss attributable to noncontrolling interests	43,213	34,835	81,773	79,436

Net loss attributable to Melco Resorts & Entertainment Limited	$(251,459)	$(185,685)	$(434,743)	$(418,593)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.177)	$(0.129)	$(0.306)	$(0.292)

Diluted	$(0.177)	$(0.129)	$(0.306)	$(0.292)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.531)	$(0.387)	$(0.917)	$(0.875)

Diluted	$(0.531)	$(0.387)	$(0.919)	$(0.875)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,421,443,946	1,437,822,956	1,421,807,507	1,435,071,657

Diluted	1,421,443,946	1,437,822,956	1,421,807,507	1,435,071,657

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,646,321	$1,652,890
Restricted cash	287	285
Accounts receivable, net	49,590	54,491
Receivables from affiliated companies	205,556	384
Inventories	28,283	29,589
Prepaid expenses and other current assets	95,121	109,330
Assets held for sale	26,043	21,777

Total current assets	2,051,201	1,868,746

Property and equipment, net	5,889,382	5,910,684
Gaming subconcession, net	5,688	27,065
Intangible assets, net	46,627	51,547
Goodwill	81,211	81,721
Long-term prepayments, deposits and other assets	179,112	177,142
Restricted cash	141	140
Deferred tax assets, net	2,302	4,029
Operating lease right-of-use assets	67,035	68,034
Land use rights, net	678,933	694,582

Total assets	$9,001,632	$8,883,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,897	$5,992
Accrued expenses and other current liabilities	789,857	935,483
Income tax payable	10,463	11,913
Operating lease liabilities, current	13,728	16,771
Finance lease liabilities, current	44,751	48,551
Current portion of long-term debt, net	127	128
Payables to affiliated companies	1,685	1,548
Liabilities related to assets held for sale	1,185	1,497

Total current liabilities	867,693	1,021,883

Long-term debt, net	7,325,553	6,559,854
Other long-term liabilities	32,702	30,520
Deferred tax liabilities, net	40,511	41,030
Operating lease liabilities, non-current	62,165	62,889
Finance lease liabilities, non-current	310,839	347,629

Total liabilities	8,639,463	8,063,805

Equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,419,465,619 and 1,423,370,314 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 37,082,323 and 33,177,628 shares, respectively	(116,628)	(132,856)
Additional paid-in capital	3,231,515	3,238,600
Accumulated other comprehensive losses	(144,762)	(76,008)
Accumulated losses	(3,234,165)	(2,799,555)

Total Melco Resorts & Entertainment Limited shareholders’ (deficit) equity	(249,475)	244,746
Noncontrolling interests	611,644	575,139

Total equity	362,169	819,885

Total liabilities and equity	$9,001,632	$8,883,690

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(251,459)	$(185,685)	$(434,743)	$(418,593)
Pre-opening costs	3,247	1,127	5,602	2,124
Development costs	—	3,812	—	7,331
Property charges and other	10,298	15,268	18,899	20,992
Loss on extinguishment of debt	—	—	—	28,817
Income tax impact on adjustments	(388)	(688)	(388)	(1,394)
Noncontrolling interests impact on adjustments	(1,340)	(2,296)	(3,506)	(15,745)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(239,642)	$(168,462)	$(414,136)	$(376,468)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.169)	$(0.117)	$(0.291)	$(0.262)

Diluted	$(0.169)	$(0.117)	$(0.292)	$(0.262)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.506)	$(0.351)	$(0.874)	$(0.787)

Diluted	$(0.506)	$(0.351)	$(0.875)	$(0.787)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,421,443,946	1,437,822,956	1,421,807,507	1,435,071,657

Diluted	1,421,443,946	1,437,822,956	1,421,807,507	1,435,071,657

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2022
	Altira Macau	Mocha and Other (3)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(17,024)	$1,077	$(92,834)	$(66,595)	$20,930	$1,047	$(55,779)	$(209,178)
Payments to the Philippine Parties	—	—	—	—	11,246	—	—	11,246
Land rent to Belle Corporation	—	—	—	—	638	—	—	638
Pre-opening costs	—	—	—	536	—	2,711	—	3,247
Depreciation and amortization	5,402	1,261	59,917	33,623	15,644	1,557	19,322	136,726
Share-based compensation	346	125	4,492	999	431	258	10,257	16,908
Property charges and other	26	8	(112)	358	120	4	9,894	10,298

Adjusted EBITDA	(11,250)	2,471	(28,537)	(31,079)	49,009	5,577	(16,306)	(30,115)
Corporate and Other expenses	—	—	—	—	—	—	16,306	16,306

Adjusted Property EBITDA	$(11,250)	$2,471	$(28,537)	$(31,079)	$49,009	$5,577	$—	$(13,809)

	Three Months Ended June 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(24,659)	$3,782	$5,097	$(40,021)	$(12,417)	$(4,649)	$(55,190)	$(128,057)
Payments to the Philippine Parties	—	—	—	—	6,468	—	—	6,468
Land rent to Belle Corporation	—	—	—	—	702	—	—	702
Pre-opening costs	—	—	2	490	—	635	—	1,127
Development costs	—	—	—	—	—	—	3,812	3,812
Depreciation and amortization	5,501	1,592	64,116	33,949	16,953	3,174	21,662	146,947
Share-based compensation	133	37	2,052	485	315	43	9,305	12,370
Property charges and other	1,687	171	8,259	3,925	1,229	—	(3)	15,268

Adjusted EBITDA	(17,338)	5,582	79,526	(1,172)	13,250	(797)	(20,414)	58,637
Corporate and Other expenses	—	—	—	—	—	—	20,414	20,414

Adjusted Property EBITDA	$(17,338)	$5,582	$79,526	$(1,172)	$13,250	$(797)	$—	$79,051

(3)

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2022
	Altira Macau	Mocha and Other (3)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(32,745)	$4,117	$(116,028)	$(121,851)	$29,096	$(2,313)	$(105,351)	$(345,075)
Payments to the Philippine Parties	—	—	—	—	18,461	—	—	18,461
Land rent to Belle Corporation	—	—	—	—	1,296	—	—	1,296
Pre-opening costs	—	—	—	813	—	4,789	—	5,602
Depreciation and amortization	10,835	2,508	120,124	67,428	31,970	3,486	41,667	278,018
Share-based compensation	709	243	8,288	1,804	968	511	21,356	33,879
Property charges and other	599	(45)	3,502	3,424	214	4	11,201	18,899

Adjusted EBITDA	(20,602)	6,823	15,886	(48,382)	82,005	6,477	(31,127)	11,080
Corporate and Other expenses	—	—	—	—	—	—	31,127	31,127

Adjusted Property EBITDA	$(20,602)	$6,823	$15,886	$(48,382)	$82,005	$6,477	$—	$42,207

	Six Months Ended June 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(59,883)	$3,945	$(16,482)	$(79,362)	$(15,664)	$(14,916)	$(108,491)	$(290,853)
Payments to the Philippine Parties	—	—	—	—	17,093	—	—	17,093
Land rent to Belle Corporation	—	—	—	—	1,507	—	—	1,507
Pre-opening costs	—	—	195	733	—	1,196	—	2,124
Development costs	—	—	—	—	—	—	7,331	7,331
Depreciation and amortization	10,976	3,221	123,394	67,566	33,343	6,381	43,165	288,046
Share-based compensation	253	72	2,910	837	781	112	17,422	22,387
Property charges and other	1,758	188	9,557	3,865	5,602	—	22	20,992

Adjusted EBITDA	(46,896)	7,426	119,574	(6,361)	42,662	(7,227)	(40,551)	68,627
Corporate and Other expenses	—	—	—	—	—	—	40,551	40,551

Adjusted Property EBITDA	$(46,896)	$7,426	$119,574	$(6,361)	$42,662	$(7,227)	$—	$109,178

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(251,459)	$(185,685)	$(434,743)	$(418,593)
Net loss attributable to noncontrolling interests	(43,213)	(34,835)	(81,773)	(79,436)

Net loss	(294,672)	(220,520)	(516,516)	(498,029)
Income tax expense	617	327	2,590	991
Interest and other non-operating expenses, net	84,877	92,136	168,851	206,185
Property charges and other	10,298	15,268	18,899	20,992
Share-based compensation	16,908	12,370	33,879	22,387
Depreciation and amortization	136,726	146,947	278,018	288,046
Development costs	—	3,812	—	7,331
Pre-opening costs	3,247	1,127	5,602	2,124
Land rent to Belle Corporation	638	702	1,296	1,507
Payments to the Philippine Parties	11,246	6,468	18,461	17,093

Adjusted EBITDA	(30,115)	58,637	11,080	68,627
Corporate and Other expenses	16,306	20,414	31,127	40,551

Adjusted Property EBITDA	$(13,809)	$79,051	$42,207	$109,178

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Room Statistics(4):
Altira Macau
Average daily rate (5)	$93	$105	$100	$113
Occupancy per available room	36%	60%	41%	53%
Revenue per available room (6)	$33	$63	$41	$59
City of Dreams
Average daily rate (5)	$201	$206	$207	$201
Occupancy per available room	20%	63%	30%	60%
Revenue per available room (6)	$41	$129	$63	$121
Studio City
Average daily rate (5)	$103	$121	$117	$121
Occupancy per available room	24%	61%	28%	55%
Revenue per available room (6)	$24	$74	$33	$67
City of Dreams Manila
Average daily rate (5)	$184	$73	$187	$108
Occupancy per available room	95%	63%	93%	67%
Revenue per available room (6)	$175	$46	$175	$72
Other Information(7):
Altira Macau
Average number of table games	92	102	95	102
Average number of gaming machines	141	115	136	114
Table games win per unit per day (8)	$614	$2,765	$980	$2,878
Gaming machines win per unit per day (9)	$134	$200	$153	$214
Mocha and Other(3)
Average number of table games	25	—	25	—
Average number of gaming machines	965	771	948	761
Table games win per unit per day (8)	$1,187	$—	$1,187	$—
Gaming machines win per unit per day (9)	$193	$345	$222	$305
City of Dreams
Average number of table games	443	511	451	510
Average number of gaming machines	695	492	690	500
Table games win per unit per day (8)	$2,192	$8,306	$4,329	$7,761
Gaming machines win per unit per day (9)	$91	$331	$151	$349
Studio City
Average number of table games	277	291	277	291
Average number of gaming machines	717	609	715	606
Table games win per unit per day (8)	$1,172	$3,709	$1,944	$3,593
Gaming machines win per unit per day (9)	$78	$145	$94	$137
City of Dreams Manila
Average number of table games	280	298	287	296
Average number of gaming machines	2,283	2,248	2,266	2,197
Table games win per unit per day (8)	$2,909	$1,954	$2,291	$2,026
Gaming machines win per unit per day (9)	$235	$161	$232	$168
Cyprus Operations
Average number of table games	35	32	35	32
Average number of gaming machines	456	405	456	405
Table games win per unit per day (8)	$1,919	$1,513	$1,651	$1,513
Gaming machines win per unit per day (9)	$383	$433	$338	$433

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis